

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2019

Desmond Wheatley
Chief Executive Officer
Envision Solar International, Inc.
5660 Eastgate Dr.
San Diego, California 92121

> **Re: Envision Solar International, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 25, 2019**
> **File No. 333-226040**

Dear Mr. Wheatley:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2018 letter.

Amendment No. 5 to Registration Statement on Form S-1

General

1. Please complete the blanks in your document consistent with response 1 in your letter to us dated September 21, 2018.

2. Given your disclosure regarding the reverse split, it is unclear whether, upon closing, investors will be receiving the 1,023,017 shares mentioned on your prospectus cover or one-fiftieth of that amount. In this regard, it is unclear why your disclosures regarding the offered securities and offering price do not reflect the split and how the information in your Calculation of Registration Fee table is consistent with your prospectus disclosure regarding the offering; please show us your calculations. Also, given your disclosure about the proposed split and the status of your Nasdaq application mentioned on page 13,

please (1) provide us your analysis of whether your offering includes contingencies and you will be complying with Rule 15c2-4 and (2) tell us when you intend to file a registration statement to register the appropriate securities under Section 12(b) of the Exchange Act.

Recent Events, page 4

3. The last bullet point of this section appears to indicate that you have entered into an agreement to sell a portion of the securities registered for sale by this registration statement. Please provide us your analysis of how that transaction is consistent with Section 5 of the Securities Act given that your registration statement is not yet effective.

Measures we are taking..., page 7

4. We note that the dollar amount that you disclose as your "pipeline" appears to have not been changed since your amendment filed in November 2018. Please clarify how you define your pipeline and the extent to which it represents any binding obligation to purchase.

If we issue additional shares..., page 31

5. Please show us your calculations demonstrating how the number of authorized shares that you have disclosed in this risk factor is consistent with the numbers in exhibit 3.1 to your registration statement.

Public warrants, page 106

6. We note your response to prior comment 1. Please disclose whether the forum provision applies to actions arising under the Securities Act or Exchange Act.

Signatures, page II-12

7. Please clarify for whom the named attorney-in fact signed the registration statement.

Exhibits

8. We note your response to prior comment 5. However, the most recent version of your exhibit 4.3 refers in section 23 to the laws of the State of California while exhibits 4.2 and 4.4 appear to refer to the laws of the State of New York. Please clarify, and file a revised exhibit 5.1 as appropriate.

9. Please address the second sentence of prior comment 6 regarding whether the waiver of jury trial would apply to claims under the federal securities laws and the rules and regulations thereunder.

      Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-551-3617 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Electronics and Machinery

cc: Mark Richardson